Stream Communications Network & Media Inc.

Management Discussion and Analysis

For the Three Months ended March 31, 2006

 May 29, 2006

The following discussion and analysis of financial condition and result of operations cover the three months period ended March 31, 2006 and 2005 and should be read together with our unaudited consolidated financial statements and related notes included elsewhere herein. These unaudited consolidated financial statements provide additional information regarding our financial activities and condition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements may include, among other things, statements concerning our plans, objectives and future economic prospects, expectations, beliefs, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements and industry results, to be materially different from what we say or imply with such forward-looking statements. These factors include, among other things, changes in television viewing preferences and habits by our subscribers and potential subscribers, their acceptance to new technology and programming alternatives. They also include subscriber acceptance of our newer Internet access services, Telephony, our ability to manage and grow our cable, Internet and telephony services, our ability to secure adequate capital to fund other system growth and development and our planned acquisitions, our ability to successfully close proposed transactions, risks inherent in investment and operations in Poland, and changes in government regulations.

General

Stream Communications Network & Media Inc. (together with its majority-owned subsidiaries, the “Company” or “Stream”) is currently the 7th largest cable communications provider in Poland. While we began business as a cable television service provider in 2000, over the last few years we have acquired Internet Networks and are initiating upgrades to our existing networks so they are capable of providing triple-play services including Internet access and telephony. Our operations are strategically located in the Southern Region of Poland.

On August 17, 2004, Stream Canada changed its corporate name adding the words “& Media” to reflect our intention to add media content distribution in Central and Eastern Europe to our business activities. The trading symbol was also changed from STNYF to SCNWF, effective August 24, 2004 (“Effective Date”). All share certificates with the Company’s previous name and previous CUSIP number which are not surrendered for cancellation and re-issuance, became not tradable or transferable after 30 days from the Effective Date.

We are a reporting issuer in the Province of British Columbia, Canada and our common shares are listed for trading in the U.S. on the OTC Bulletin Board under the trading symbol “SCNWF”. We also trade on the Frankfurt Exchange under the symbol “TPJ”.

We own and control business activities in Poland through a group of companies, in particular through our wholly owned subsidiary Stream Communications Sp. z o.o. (“Stream Poland”) with a registered office in Krakow, ul. Aleja 29 Listopada 130, 31-406 Krakow, and indirectly, through the following subsidiaries of Stream Poland:

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Bielsat.com Sp. z o.o. (“Bielsat”)

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Telewizja Kablowa Gimsat Sp. z o.o. (“Gimsat”)

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ASK Stream Sp. z o.o. (“ASK”)

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Vega Sp. z o.o. (“Vega”)

Our other subsidiaries are:

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Streamline Media Sp. z o.o. (“Streamline”) with a registered seat in Krakow, ul. Aleja 29 Listopada 130, 31-406 Krakow; and

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IEWS S.A. (“IEWS”) with its registered seat in Krakow, ul. Aleja 29 Listopada 130, 31-406 Krakow.

Growth & Business Strategy

Our growth strategy is to increase our Revenue Generating Units (RGUs) through both organic growth and acquisition of strategic networks.  Our business strategy is to be the leading single source provider of video, data and voice products and services in our markets, which will allow us to deepen relationships with our existing customers, attract new customers and further diversify our revenue streams.  We believe that offering products and services in bundled packages, together with reliable customer’s service will enable us to execute our strategy and compete effectively.

Business Description

Stream Communications Network & Media Inc. and Stream Poland are collectively referred to as “Stream”. Stream provides cable television services and high-speed Internet access in the Polish districts of Slaskie, Malopolskie, Swietokrzyskie and Podkarpackie through its hybrid fibre coax (“HFC”) networks.  Stream is also offering limited Internet telephony services based on Voice over Internet Protocol (“VoIP”). Stream has a penetration rate of approximately 69% of homes passed in its network region. Stream has approximately 62,000 subscribers, some 58,600 cable RGU’s, 5,000 internet RGU’s and 600 premium TV subscriptions for total RGU’s of 64,250. Stream provides its customers with a high quality product by employing modern, reliable networks, a broad selection of programmes, professional management and customer service.

Stream conducts its business in Southern Poland’s most densely populated region, with approximately 11.5 million inhabitants and 3.2 million television homes but only about 0.8 million cable subscribers.  Stream has targeted this area of Poland because of the number of mid-sized cities that remain underserved by larger cable operators.  Stream has funded its growth and operations principally through equity.  Stream’s management possesses cable-business expertise and experience and, in particular, knowledge of its local target markets.

Most of Stream’s networks have an 862 MHz bandwidth and potentially are able to transmit up to 94 analogue television channels and 68 radio stations.  A portion of Stream’s networks can already be used for two-way transmission, which is necessary for Internet access and other communication services.  Stream will continue to upgrade the networks it has acquired to enable two-way capability for the provision of triple-play services.

Stream Poland has made a number of cable television acquisitions, all of which have been successfully integrated into its business.  These acquisitions include:

Date	Name of acquisition	Region of operation
October 2005	Vega III	Czestochowa
April 2005	Vega II	Czestochowa
April 2005	Internet in Bytom	Bytom
Oct 2004	98% of Vega	Czestochowa
Sept 2004	Miechowice	Bytom
May 2004	60% of ASK	Sosnowiec
March 2004	Channel 69	Sosnowiec
June 2001	100% of Gimsat	Jaslo, Sanok, Brzozow
July 2001	MTK	Czestochowa
July 2001	A portion of the assets of AZART S.C.:
	AZART SC Telekom	Kielce
	AZART TK Trybinowski	Busko, Zdroj
September 2000	A portion of the assets of Elektromontaz Rzeszow S.A. El-Rzeszow “Telekab”	Rzeszow, Bochnia, Sankomierz
August 2000	A portion of the assets of Bister Sp. Z o.o.	Jaworzno, Czechowice-Dziedzice
July 2000	A portion of the assets of Telemedia Sp. Z o.o.	Czestochowa
July 2000	A portion of the assets of Marsat S.C.	Czestochowa
June 2000	51% of the shares of Bielsat	Beilsko-Biala, Czechowice-Dziedzice

Bielsat

Stream Poland is one of the founders of Bielsat and, since Bielsat was incorporated on 8 March 2000, has held 51% of its shares.  PPUH Bielsat owns the remaining 49% of its shares.

Gimsat

Stream Poland owns 100% of Gimsat, having made the final payment in May 2004. On 5 June 2001 Stream Poland and the Gimsat Shareholders concluded a preliminary agreement to sell to Stream Poland shares representing 99.79% of the Gimsat share capital.  Under that agreement, the parties undertook to sell the shares to Stream Poland by 30 June 2003.  To secure an advance payment of the purchase price paid to the Gimsat Shareholders, the parties entered into a separate registered pledge agreement. The preliminary agreement also provided that representatives of Stream Poland would be granted an exclusive and irrevocable power of attorney in the form of a notarial deed for the duration of the registered pledge agreement that permitted the person authorized by the purchaser to exercise the rights attaching to all the shares of Gimsat.

ASK

ASK was purchased on May 5, 2004, wherein we paid some $200,000 for a 60% interest in share capital of ASK. ASK currently has approximately 1,000 internet subscribers.

Miechowice

Some 4,300 subscribers were purchased in September 2004 in the Bytom region by Gimsat. In April 2005 some 2,100 internet subscribers were purchased.

Vega

A 98% interest in Vega was purchased in October 2004 to acquire some 4,200 subscribers. In addition, within the Vega area Stream has acquired additional internet subscribers in April 2005 by way of the issuance of 260,000 shares of the Company bringing the total percentage ownership to 99%. A provision in the 2004 agreement allowed for the successful completion of a 10-year contract with an outside party that occurred in 2005 and formed part of the remaining 1% that was purchased in October 2005.

Our operating companies consist primarily of highly penetrated, mature broadband systems that generate stable cash flow.  We also operate a number of earlier stage broadband businesses.  Our primary goal in the majority of these regions is to capitalize on the opportunity to increase revenues and cash flows through the introduction of new and expanded programming and the delivery of Internet access services and telephony over our cable communications networks.

PRODUCTS AND SERVICES

Stream’s Cable Television Services

Stream Poland currently offers four programme packages and one bundled package:

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TELE Miniatura (Basic Tier): targeted to reach up to 8 channels for most subscribers, including all four Polish public television channels and Stream Poland's own information channel; and

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TELE Krajobraz (Intermediate Tier): targeted to reach up to 18 channels for most subscribers, including all Basic Tier channels, plus Polish terrestrial channels and channels received free-of-charge;

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TELE Panorama (Top Tier): targeted to reach up to 45 channels for most subscribers, including all Intermediate Tier channels and certain pay channels including  e.g. Viasat History and Explorer, Eurosport, National Geographic, Fox Kids, BBC Prime, Polsat Sport and three music channels of VIVA;

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TELE Panorama Plus (Premium Tier): targeted to reach up to 45 channels for most subscribers, including all Top Tier channels and premium channels Canal+, Canal+ Film and Canal+ Sport;

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TELE Strada: the Top Tier along with Internet access.

The different programming packages are designed to attract the maximum number of subscribers in a given franchise area, in order to obtain the highest possible penetration.  Stream markets to subscribers of lower priced tiers to encourage them to move to higher priced tiers.  In the future Stream intends to offer add-on premium channel packages of additional channels.

Because Stream has acquired its cable television network through acquisitions, the exact channels in program packages offered to customers vary across the network.  One of Stream’s strategic goals is to unify channel offerings, which it has already begun doing.  Over the longer term, Stream also intends to unify pricing structures across its networks. To the extent Stream has so far unified programmes and prices, it has not experienced high levels of customer churn.

Because regulatory authorities in Poland do not currently set or oversee retail prices for either cable television subscriptions or Internet access services, Stream is free to charge a market price for these services.

Stream performs regular audits of customer installations to prevent piracy and maintains technology to help minimize potential signal piracy.  Stream does not believe that its signals are pirated extensively enough to have a material adverse effect on its business.

Stream’s Cable Television Programmes

Polish cable television operators have more than 200 channels from which to choose when building their programme offerings.  These channels are transmitted via satellites, the most popular of which are the Eutelsat and Astra satellites.  When deciding which channels to offer its subscribers, Stream takes into account programme demand analysis, subscribers’ opinions and cost. Most of the licence agreements that Stream has entered into relating to programme purchases will be in effect for the next three to five years and may be extended.  Most of these licence agreements also provide that as Stream’s subscriber base increases, Stream may be able to modify the agreements to obtain more favorable terms.

Cable TV attracted a rate of 22% VAT in 2003, which was reduced to 7% in 2004. Internet access was at a rate of 7% VAT; then it was exempt, but changed to 22% in March 2005.

Stream’s programming providers are: (a) Polish public television; (b) Polish private terrestrial television stations licensed by KRRiT; (c) Polish and foreign satellite programme providers; and (d) Polish programme producers.

The table below contains the list of programmes for which Stream has signed licence agreements or obtained broadcasting permits from programme providers.

Table: List of programmes licensed by Stream

Channel No.	Name	Characteristics	Language
1	TVP 1	public television	Polish
2	TVP 2	public television	Polish
3	TVP POLONIA	public television	Polish
4	TVP 3	public television	Polish
5	POLSAT	private terrestrial	Polish
6	TVN	private terrestrial	Polish
7	TVN 7	entertainment	Polish
8	POLSAT 2	entertainment	Polish
9	TV 4	private terrestrial	Polish
10	TV Puls	general	Polish
11	Polonia 1	entertainment	Polish
12	Tele 5	entertainment	Polish
13	TV Trwam	catholic	Polish
14	BBC World	information	English
15	BBC Prime	entertainment	English
16	POLSAT Sport	sport	Polish
17	TVN Meteo	weather	Polish
18	TVN Turbo	cars etc.	Polish
19	TVN 24	information	Polish
20	Explorer	science	Polish
21	History	science	Polish
22	MINI MINI	children	Polish
23	Kino Polska	movies	Polish
24	TVN Style	entertainment	Polish
25	Ale Kino!	movies	Polish
26	Zig Zap	children	Polish
27	National Geographic	science	Polish
28	Planete	documentary	Polish
29	VIVA PL	music	Polish
30	VIVA	music	German
31	VIVA+	music	German
32	RTL	entertainment	German
33	RTL 2	entertainment	German
34	SAT 1	entertainment	German
35	VOX	entertainment	German
36	Club	entertainment	Polish
37	Fox Kids	Children	Polish
38	Eurosport	Sport	Polish

For most subscribers, Channels 1-6 are available in Stream’s Basic Tier and Channels 1-14 are available in Stream’s Intermediate Tier.  Stream includes all these programmes in its Top Tier offering.  These offerings are subject to change as Stream effects the licensing changes required under the recent amendments to the Polish Copyright Act.

In compliance with Polish law, Stream carries the Polish terrestrial television channels for its subscribers.  Stream is currently involved in discussions to obtain rights to new channels.  Stream is not dependent on any one programme provider.

Stream’s data services

Data transmission over HFC networks is much faster and more reliable than over telephone lines.  Stream intends to upgrade its network to make high-speed Internet access available to all individual and business customers.

Stream’s VoIP service

These services offer substantial decreases in the costs of long distance and international calls as well as calls to mobile networks due to sound compression and the use of VoIP for transmission instead of standard voice channels.  At this time Stream has some VoIP customers, and will continue to offer VoIP services based on demand.

Wireless Licenses

In September 2005 Stream was granted six wireless licenses in three towns (two for each town) in Southern Poland.  The Company intends to utilize these licenses to extend existing cable infrastructure and gain new subscribers, for both business and retail, especially in green-field projects or regions where no current communications services are available.

Marketing and Sales

Most of the cable television providers that Stream has acquired did not advertise or market their services.  Stream does advertise and market its services in order to both retain its subscriber base and to add more subscribers.

Stream’s marketing and sales strategy is currently delivered through the use of professionally trained salespeople working at eight permanent customer care and marketing offices and through periodic promotions of its services.  Stream also uses a preview channel, an information channel, promotional material mailed with monthly invoices and its website (www.streamcn.pl) to inform its customers of existing and new programmes and services.  Stream undertakes a number of additional marketing initiatives, including market research, radio advertising, newspaper advertising and subscriber contests.  All these efforts are aimed at limiting customer churn, moving customers into more expensive tiers of service and helping Stream gain market acceptance.

Stream has registered its trademark, its logo and the names of its cable television programme packages.

Overview of the Polish cable television industry

Poland has approximately 38.2 million inhabitants and 12.5 million households with a television.  Prior to 1989, during the Communist political regime, the Polish government controlled and regulated the television industry.  All frequencies and channel offerings were limited principally to government broadcast programmes.  In the early years of the post-Communist era, there was no effective regulatory authority.  This led to a proliferation of small cable operators building low-cost, poorly constructed cable systems in densely populated urban areas of Poland.

In more recent years, due in part to Poland’s economic development and the introduction of cable industry regulations, Poland’s cable industry has developed rapidly.  In addition, large cable operators, such as @Entertainment and UPC (United Pan-Europe Communications), have constructed high-quality cable systems and offered numerous programming choices.

Despite these developments, the Polish cable television market remains underdeveloped.  According to the PIKE (National Chamber of Cable Communications), there are currently about 500 operators with 1,086 networks providing services to 4.5 million of the country’s 13.3 million homes, of which 69% are passed by cable. Stream believes that there is significant potential for further consolidation among Polish cable television providers.  Stream believes that currently the top twelve operators (including Stream) control approximately 60% of the built-out market, with the remaining 40% serviced by 506 operators.  Stream expects consolidation among these providers, particularly as smaller operator’s face the regulatory compliance burdens of being required to meet minimum cable television network technical standards and pay for programming produced by others.

Stream believes that there are several reasons why Poland represents a favorable market for the provision of multi-channel cable services.  First, Poland is one of the largest single-language markets in Central Europe.

Second, watching television is a significant leisure activity in Poland, partly because cable television provides relatively inexpensive entertainment. Latest research indicates that each Polish household watches an average of 252 minutes of television per day.

Third, middle-income families living in multiple dwelling units, or MDUs, account for approximately 70% of residential housing in Polish cities.  This high housing density results in comparatively low costs for building cable television networks.  Currently Stream’s average network density is about 320 homes passed per kilometre of cable plant.  By comparison, the average housing density in the United States is 48 homes per kilometre of cable plant.

Fourth, in Poland the right to build cable television networks reaching MDUs is acquired through agreement with the owner of the MDU and does not require any permits from regulatory telecommunications authorities.  Under such agreements, the operator is allowed to connect all apartments located in a given building to its network.  Stream has entered into such agreements for renewable terms varying from ten to 20 years.

Results of Operations

Three months ended March 31, 2006 compared to the three months ended March 31, 2005

We prepare our financial statements in Canadian dollars and in accordance with Canadian GAAP.

Revenues for the quarter were $1,567,829 Cdn or 4,331,755 PLN, up from 3,605,711 PLN from the comparable period in 2005, representing a 20.1% increase in revenue. The Polish zloty increased 10.1% from the comparable quarter giving only a 9.1 increase on the financial statements.  Overall expenses for the period were down 57% from $3,440,291 to $1,479,080 for the comparable quarters.

Profit from operations (before amortization and other items) for the three months period ended March 31, 2006 was $88,749 compared to a loss of $2,002,619 for the same period of last year. Adding back interest expense gives a positive EBITDA of $163,564. The expenses of head office in Vancouver excluding interest on long term debt amounted to approximately $203,000. This includes $24,434 legal fees related to the settlement of the departure of former president of the Company. It is planned to reduce costs in Vancouver and Poland to put the Company in a profitable picture overall. It is the company’s objective to reduce as many costs as possible in 2006.

Summary of Quarterly Results

Results for the eight most recently completed quarters are summarized as follows:

	Total revenues	Net loss for the period	Net loss per share (basic and diluted)
March 31, 2006	$1,567,829	$507,914	$0.01
December 31, 2005	1,507,689	826,874	0.01
September 30, 2005	1,435,392	859,350	0.02
June 30, 2005	1,445,359	1,517,202	0.04
March 31, 2005	1,437,672	2,607,933	0.06
December 31, 2004	1,411,170	3,401,606	0.11
September 30, 2004	1,063,836	186,628	0.01
June 30, 2004	1,078,645	2,693,005	0.09

Exchange Rates

Stream is exposed to the risk of exchange rate fluctuations.  Programming costs, exclusive of system lease costs which constituted about 19% of Stream’s operating costs (defined as cost of sales, selling and marketing costs and general administrative expenses of continuing operations, net of amortization/depreciation) are incurred primarily in US dollars, while all revenues are realized in Polish zlotys. Under its subscription agreements, Stream may modify its subscription rates to adjust for major fluctuations of currency exchange rates.  However, high increases in subscription rates could decrease demand for Stream’s services.  Most of Stream’s technical equipment is purchased locally, but prices are indexed in US dollars. The table below reflects changes in the exchange rates of the currencies in which Stream conducts its operations.

Rates of exchange of Canadian dollar, US dollar, and Euro to Polish zloty

	31 March 2006	Average Rate for Three Months Ended March 31, 2006	31 March 2005	Average Rate for Three Months Ended March 31, 2005
USD	3.2544	3.18977	3.1805	3.07201
EUR	3.9459	3.84004	4.1079	4.03069
CAD	2.7883	2.7629	2.6143	2.50802

The Company uses the current rate method of recording foreign exchange, so that balance sheet items are translated at the rate of exchange at the date of the financial statements. The effect of foreign currency fluctuations has affected the book value of property, plant and equipment and intangibles. The value of the property, plant and equipment was $9.4 million at March 31, 2006 or approximately 26.4 million zloty. This same value at December 31, 2005 would translate in the financial statements at a rate of 2.8033 or approximately $27.5 million.  See note 6 in the financial statements for a detailed breakdown.

Liquidity and Capital Resources

Our working capital deficiency as at March 31, 2006 was $2,376,132. At March 31, 2006 we had a bank credit facility in Poland of $500,000 USD. The working capital deficiency as at December 31, 2005 was $2,552,174 thus there is a slight improvement in working capital. This improvement was a result of private placements and shares being issued for services.

On February 27, 2006 a private placement was completed for the issuance of 2,366,666 shares, at a price of $0.1875 USD per unit comprised of one common share and a non-transferable share purchase warrant, where two warrants entitled the holder to purchase an additional common share of the Company at a purchase price of $0.28 USD per common share for a period of two years.

On March 24, 2006 a private placement was completed for the issuance of 1,733,333 shares, at a price of $0.1875 USD per unit comprised of one common share and a non-transferable share purchase warrant, where two warrants entitled the holder to purchase an additional common share of the Company at a purchase price of $0.28 USD per common share for a period of two years.

On February 27, 2006, debt in the amount of $51,710 was settled by the issuance of 240,000 common shares.

Stream has identified and assessed several target acquisition networks in Poland. Stream is considering financing proposals, both equity and debt, to move ahead to the next level. Presently Stream has a sufficient number of subscribers to produce a cash flow to cover normal operating expenses. This means that additional subscriber numbers will create cash flow to sustain debt, a new milestone for the Company.

Our senior management establishes our overall funding and capital policies, monitors the availability of sources of financing and reviews the foreign exchange risk.

Investor Relations

For the three months ended March 31, 2006, the Company has spent $12,289 on investor relations.  The Company intends to increase the level of expenditure to $120,000 for 2006.

In the period from March to May 2005 Stream embarked on an investor relations campaign. This was an area that has not received any specific funding in the past, but the Company felt it was necessary to start branding with investors and make investors aware of the goals of Stream. The total budget planned for 2005 was some $2 million. Total expenditure for 2005 was $1.5 million. This included a new website and new corporate design materials, printing and mailing costs, and corporate development programs. The program did not produce the results expected, and the program was terminated. The program has resulted in increased investor awareness that with positive corporate news could result in increased investment.

Related Party Transactions

There are no related party transactions.

Off-Balance Sheet Arrangements

The Company has not entered any off-balance sheet arrangements.

Proposed Transactions and Subsequent Events

Subsequent to March 31, 2006, private placements with two placees was completed for a total of 2,400,000 units at $0.15 USD per unit for total proceeds of $360,000 USD (equivalent to $400,992 CAD).  Each unit consists of one common share and a one-half warrant, wherein one warrant will enable the holder to purchase one common share at $0.225 USD for a period of two years.

Subsequent to March 31, 2006, debts in the amount of $22,500 were settled by issuance of 105,000 shares.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the fair value of stock-based compensation, as disclosed in Note 9(d) to the Financial Statements.  This calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model.  The model requires that management made several assumptions as to future events: 1) estimate the average future hold period of issued stock options before exercise, expiry or cancellation; 2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); 3) and the appropriate risk-free rate of interest.  The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable.  It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

The Company records an allowance for doubtful accounts for estimated credit losses based on the Company’s knowledge of the financial condition of its customers. A change to these various assumptions could impact the valuation of accounts receivable.

Changes in Accounting Policies including Initial Adoption

None

Financial Instruments and Other Instruments

The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the short term or demand nature of these instruments.  It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.